

November 2, 2010

Mr. Jeff Jenson
President
UAGH, Inc.
16625 Dove Canyon Road, #102-331
San Diego, CA 92127

      Re: UAGH, Inc.
            Form 8-K
            Filed September 8, 2010
            File No. 000-28559

Dear Mr. Jenson:

      We have completed our review of your filings and do not have any further comments at this time.

                     Sincerely,

                     s/ Larry Spirgel

                     Larry Spirgel
                     Assistant Director

Cc: <u>Via facsimile to (801) 415-3500</u>
        Park Lloyd, Esq.
      Durham Jones & Pinegar PC